Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

Proposed combination of Alcatel-Lucent and Nokia moves closer with opening of public exchange offer filed by Nokia

Beginning of decisive step towards proposed combination to create an innovation leader in next-generation technology and services for an IP connected world

Paris, France, November 18, 2015 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) has today welcomed the opening of the public exchange offer filed by Nokia for all outstanding ordinary shares (the “Alcatel-Lucent Shares”), American depositary shares (the “Alcatel-Lucent ADSs”) and OCEANE convertible bonds (the “OCEANEs”) of Alcatel-Lucent, in exchange for Nokia shares or Nokia American depositary shares (“Nokia ADSs”). The public exchange offer will be open for 26 trading days, from November 18, 2015 until December 23, 2015.

Commenting on the milestone, Philippe Camus, Chairman and interim CEO of Alcatel-Lucent said: “We welcome the launch, today, of the public exchange offer by Nokia for Alcatel-Lucent securities. This marks the beginning of an exciting decisive step to create a global powerhouse in next-generation communications technologies and services.”

The public exchange offer is comprised of two separate offers: the French offer and the U.S. offer, which are made on the same financial terms.

The French offer is being made to all holders of outstanding Alcatel-Lucent Shares and all holders of outstanding OCEANEs. Holders of Alcatel-Lucent Shares and OCEANEs located outside of France may not participate in the French offer except if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer.

The recommendation of Alcatel-Lucent’s Board of Directors to holders of Alcatel-Lucent Shares and OCEANEs to tender their Alcatel-Lucent securities and the conclusions of the independent expert on the public exchange offer are included in Alcatel-Lucent’s response offer document in connection with the French offer on which the Autorité des Marchés Financiers (the “AMF”) affixed visa no. 15-574, dated November 12, 2015. This response offer document as well as the document containing information relating in particular to the legal, financial and accounting aspects of Alcatel-Lucent, which was filed with the AMF on November 17, 2015, are available on the websites of the AMF (www.amf-france.org) and Alcatel Lucent (www.alcatel-lucent.com), and can be obtained free of charge at Alcatel-Lucent’s headquarters (148-152 route de la Reine, 92100 Boulogne-Billancourt). Nokia has filed an offer document with the AMF, which received the visa of the AMF No. 15-573 on November 12, 2015 and sets forth the terms and conditions to the French offer.

Alcatel-Lucent reminds the relevant holders of Alcatel-Lucent Shares and OCEANEs to carefully read these documents in connection with the French offer in their entirety, along with the documents which have been, or which will be, filed by Alcatel-Lucent and Nokia with the AMF in connection with the public exchange offer.

The U.S. offer is being made to all U.S. holders of outstanding Alcatel-Lucent Shares, all holders of outstanding Alcatel-Lucent ADSs, wherever located, and all U.S. holders of outstanding OCEANEs. Holders of Alcatel-Lucent ADSs located outside of the United States may participate in the U.S. offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. offer.

In connection with the U.S. offer, Alcatel-Lucent has today filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of Alcatel Lucent’s Board of Directors to holders of Alcatel-Lucent Shares, Alcatel-Lucent ADSs and OCEANEs to tender their Alcatel-Lucent securities. Nokia has filed a exchange offer/prospectus on Form F-4, which was declared effective on November 13, 2015, and a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”). The exchange offer/prospectus sets forth the terms and conditions to the U.S. offer.

Alcatel-Lucent reminds the relevant holders of Alcatel-Lucent Shares, Alcatel-Lucent ADSs and OCEANEs to carefully read these documents and all other documents in connection with the U.S. offer in their entirety, which are or will be available free of charge at the SEC’s website (www.sec.gov).

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), preliminary drafts of which were filed by Nokia with the SEC on August 14, 2015 and October 22, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.